EXHIBIT 11

ZAP.COM CORPORATION
(A DEVELOPMENT STAGE COMPANY)

Statement Regarding Computation of Per Share Earnings

	Three Months Ended				Nine Months Ended

	September 30, 1999			September 30, 2000	September 30, 1999		September 30, 2000

Net loss	$(745,813)			$(282,037)	$(1,411,548)		$(3,533,756)
Actual outstanding Common Shares at beginning of period	49,450,000	(1)		50,000,000	49,450,000	(1)	50,000,000
Sum of weighted average activity of Common Shares
issued for stock options and warrants	—			—	—		—
Weighted Basic Shares	49,450,000			50,000,000	49,450,000		50,000,000
Effect of assumed exercise of Common Stock
equivalents	—			—	—		—
Weighted diluted shares	49,450,000			50,000,000	49,450,000		50,000,000
Basic loss per share	$(0.02)		$	(0.01)	$(0.03)		$(0.07)
Diluted loss per share	$(0.02)		$	(0.01)	$(0.03)		$(0.07)

(1) Outstanding shares retroactively adjusted to reflect 49,450 for one split on November 12, 1999.

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